October 24, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lynn Dicker

Tara Harkins

Re:	Cerus Corporation

Form 10-K for the Fiscal Year Ended December 31, 2021 filed February 22, 2022

Form 8-K filed August 4, 2022

File No. 000-21937

Ladies and Gentlemen:

We are in receipt of the comment letter, dated September 23, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above captioned filings on Form 10-K for the fiscal year ended December 31, 2021, filed on February 22, 2022 (the “Form 10-K”) and Form 8-K, filed on August 4, 2022 (the “Form 8-K”). Below is the response of Cerus Corporation (the “Company,” “we,” “our” or similar terminology) to the Staff’s comments.

For the Staff’s convenience, we have incorporated the Staff’s comments into this response letter in italics.

Form 8-K Filed on August 4, 2022

Exhibits

1.

We note that you are adjusting your non-GAAP measure, Adjusted EBITDA, for nonoperating expenses, government contract revenue, and for direct expenses related to work supporting government contracts, which are reimbursed and reflected under government contract revenue in the condensed consolidated statement of operations. Please tell us why you believe the adjustment for government contract revenue and for direct expenses related to working government contracts is consistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, given that these items appear to be normal and recurring. Please also explain to us in more detail the nature of the non-operating expenses that are being in adjusted for in your measure.

Response:

In response to the Staff´s comment, the Company respectfully advises the Staff that it considered Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations (“Non-GAAP C&DIs”), as well as Rule 100(b) of Regulation G to which Question 100.01 relates, at the outset of deriving and presenting its Adjusted EBIDTA measure. In this regard, the Company believes that its presentation of non-GAAP Adjusted EBIDTA that excludes government contract revenue and the expenses directly related to working government contracts is appropriate and is otherwise not misleading.

Since the Company’s inception, the Company has devoted substantially all of its efforts and resources to the research, development, clinical testing and commercialization of the INTERCEPT

Blood System. While the Company also conducts activities under two contracts with U.S. federal agencies, these activities are conducted at the request of such federal agencies, are ancillary to the Company’s business of commercializing the INTERCEPT Blood System, and generally relate to preparedness for and responding to health security threats. Accordingly, the Company views these activities differently from its normal ongoing operating performance, which is substantially focused on commercializing the INTERCEPT Blood System, and therefore we believe that adjustment for these activities provides important clarity to investors in this regard.

In addition, the Company respectfully advises the Staff that qualified costs associated with the Company’s government contract activities are incurred for reimbursement under such contracts. In this regard, government contract revenue consists of allowable direct contract costs plus allowable calculated indirect costs based on approved provisional indirect rates, conceptually covering a portion of the fringe benefits, overhead and general and administrative expenses. Importantly, because the Company’s government contract revenue includes allowable calculated indirect costs (which calculated costs are not excluded from the Company’s Adjusted EBITDA measure), government contract revenue for any period will always exceed the reimbursed direct contract costs, which factors the Company took into account in determining the appropriateness of excluding these items from its Adjusted EBITDA measure. Therefore, we respectfully note that, by excluding the benefit from these ancillary items from our Adjusted EBITDA measure, this is a conservative approach that enables the Company’s investors to measure Company performance based on its business of commercializing the INTERCEPT Blood System, which the Company believes is the metric that is most important to investors as well as enabling investors to view the operating performance of the Company through the eyes of management.

In addition, consistent with Question 102.03 of the Non-GAAP C&DIs, the Company does not describe government contract revenue and related direct costs as non-recurring, infrequent or unusual, or in other terms that mischaracterize their frequency. The Company also clearly explains the limitations of its non-GAAP financial measures, including by explaining that such financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP, and should only be used to supplement an understanding of the Company’s operating results as reported under GAAP.

As a result of the factors summarized above, the Company respectfully advises the Staff that it believes that excluding government contract revenue and the related direct costs from its Adjusted EBITDA measure is appropriate, is not misleading and does not violate Rule 100(b) of Regulation G.

In response to the last sentence of the Staff’s comment, the Company respectfully advises the Staff that non-operating expenses being adjusted for in its Adjusted EBITDA measure primarily includes (1) net loss attributable to noncontrolling interest; (2) provision for income taxes; (3) interest income and interest expense; and (4) foreign exchange gains and losses.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 8-K. Further, the Company respectfully advises the Staff that it will continue to regularly review the appropriateness of its non-GAAP financial measures and related adjustments to ensure that such financial measures are not misleading.

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Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to the undersigned at (925) 288-6000. Thank you.

Sincerely,

/s/ Kevin Green
Kevin Green
Vice President, Finance and Chief Financial Officer
Cerus Corporation

cc:	Chrystal Menard, Cerus Corporation

Chadwick L. Mills, Cooley LLP

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